April 1, 2011

Nancy S. Vann, Esq.
Vice President & Associate Counsel
Oppenheimer Funds, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York 10281-1008


Re: Oppenheimer Short Duration Fund
File Nos. 333-171815; 811-22520


Dear Ms. Vann:

We have reviewed pre-effective amendment number 1 to the registration statement on Form N-1A, filed with the Commission on March 15, 2011, for the Oppenheimer Short Duration Fund (the "Fund"), formerly named the Oppenheimer Liquid Opportunities Fund. Based upon Securities Act Release No. 6510 and the representations contained in your letters of January 21, 2011 and March 15, 2011, we conducted a selective review of the registration statement. We have the following comments.

Prospectus

General and Summary Prospectus

1.   Please clarify the distinction between principal risks, non-principal risks, main risks and special risks.

2.   Please clarify how the Fund measures the maturity or duration date of variable rate securities or debt, subject to puts or options.

3.   The prospectus defines "Duration" in the section titled Principal Investment Strategies. Please clarify how the term "effective duration" corresponds to the Fund's name of "short duration." Please explain the meaning of "effective" maturity date and how it differs from "duration."

4.   Please remove the last sentence in the section titled "Portfolio Turnover."

5.   In the principal investment strategies section, please disclose whether investing in derivatives is a principal strategy.

6.   Please disclose whether the Fund will engage in frequent trading (*i.e.,* turnover rate is over 100%) earlier in the prospectus, and if so, please add disclosure and a risk.

7.   Please disclose the investment quality of the securities in which the Fund intends to invest. Also, define the term "high quality."

8.   Please explain whether the adviser will utilize any temporary defensive strategies will be utilized by the Fun should the Fund not meet its target duration.

        More about the Fund

9.   Please disclose whether the Fund may invest in securities that are rated below investment grade.

10.   In the section titled "Foreign Debt Securities," please disclose whether they are short-term debt securities and state their credit quality.

11.   Please disclose whether investing in derivatives is for hedging purposes, and the Fund's percentage limits on its use of hedging instruments.

12.   Please add risk disclosure, if appropriate, relating to developing countries, supranational organization, and foreign government.

13.   Please explain why liquidity risk is a principal risk and disclose the Fund's liquidity policy.

14.   The prospectus states that Class A shares are not currently available for purchase. Please explain why the Class is described in the prospectus. Also, please clarify why there is a reference to contingent deferred sales charge since the Fund apparently does not impose one.

15.   Please clarify whether investing in floating rate and variable rate notes affects the calculation of duration.

16.   Please disclose when and under what circumstances the Fund might not meet its duration target.

17.   Please clarify that a purchaser of shares would receive NAV next determined after receipt by the Distributor. Also, please inform the staff under what circumstances the Distributor may reject any purchase order.

18.   Please confirm that the cost of reflow is shown as "Other Expenses" in the fee table.

19.   Please confirm that the fee table is based on gross assets, not net of the voluntary waiver.

20.   Please disclose whether the Fund's board of trustees has adopted policies and procedures with respect to frequent purchases and redemptions of the Fund shares by Fund shareholders. *See* Item 11(e)(2) of Form N-1/A.

Statement of Additional Information ("SAI")

21.   Please delete the statement that the Fund can invest more than 25% of its total assets in a group of industries. As an alternative, substitute "will" for "can" and identify the group of industries in which the Fund will concentrate. In addition, add appropriate disclosure to the prospectus.

22.   Please disclose the Fund's policy on borrowing and leveraging in the SAI.

23.   Please explain why the Fund "cannot make loans," and clarify that the Investment Company Act of 1940 does not limit loans, and that lending is part of the Fund's strategy.

24.   Please state that the Fund applies the "look through" test to affiliated funds for purposes of the investment limitations.

General Comments

We note that portions of the filings are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, each should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please respond to this letter by filing pre-effective amendments pursuant to Rule 472 under the Securities Act of 1933. Please respond to all comments. Where no changes will be made in the filing in response to a comment, please inform us in a supplemental letter and state the basis for your position.

If you have any questions prior to filing a pre-effective amendments, please call me at (202) 551-6985.

Sincerely,

Valerie J. Lithotomos
Senior Counsel